MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 16, 2010

Mr. Sonny Oh, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-1520

Re:      SEC Staff Comments on Post-Effective Amendment No. 33 under the Securities Act of 1933 and No. 34 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File Nos. 033-06486 and 811-05084)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are responses to comments 4-12 relating to the Prospectus, that you provided by telephone to me and Thomas Martin on April 8, 2010, concerning Post-Effective Amendment No. 33 under the Securities Act of 1933, as amended and Amendment No. 34 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America and Mutual of America Investment Corporation on February 18, 2010.

Prospectus

4.     Investment Objective

a.     Comment: For the Equity Index Fund, All America Fund and Mid-Cap Equity Index Fund, delete the asterisk and footnote containing index fund disclosure.  Place this information in the “Details About How Our Funds Invest” section of the prospectus.

Response: The asterisk and footnote have been deleted and the information has been moved to the “Details About How Our Funds Invest” section.

b.     Comment: Confirm that the investment objective for the Conservative Allocation Fund is correct.

Response: The investment objective for the Conservative Allocation Fund has been checked and it is now correct.

5.     Fees and Expenses

a.     Comment: Delete the footnote provided in the fees and expenses table for the Retirement Funds and Allocation Funds.

Response: The footnote has been deleted and the information is provided in the statutory prospectus.

b.     Comment: Delete item (b) from the preamble to the Example.

Response: Item (b) has been deleted.

c.     Comment: In the preamble to the Example, include the following disclosure found in the Fees and Expenses of the Fund Table: “The expenses shown do not include Separate Account expenses which would increase costs if included.”

Response: The disclosure has been added to the preamble to the Example.

6.     Portfolio Turnover

a.     Comment: Remove disclosure regarding taxable accounts if the Fund is only held by tax-advantaged accounts.

Response: The disclosure regarding taxable accounts has been removed.

b.     Comment: For any funds with a turnover rate greater than 100%, include a note stating that active trading is a principal risk.

Response: There are no funds with a turnover rate greater than 100% therefore a note stating that active trading is a principal risk was not added.

7.     Principal Investment Strategies of the Fund

a.     Comment: Provide market capitalization ranges for mid, small and large cap companies in the “Details About How Our Funds Invest” section.

Response: Market capitalization ranges for mid, small and large cap companies have been included in the Principal Investment Risks and “Details About How Our Funds Invest” sections.

b.     Comment: The information disclosed in Item 4a should summarize the information disclosed in Item 9b.

Response: Item 4a requires disclosure of the principal investment strategies of the Fund.  The disclosure should be based on the information given in response to Item 9b and should summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies.  Item 9b requires disclosure of the Fund’s principal investment strategies.  The information disclosed in both Item 4a and Item 9b has been revised to comply with the disclosure requirements.

c.     Comment: Confirm that all principal investment strategies and risks are provided.

Response: All principal investment strategies and principal investment risks are provided and all principal investment strategies correspond to principal investment risks.

For example, for the All America Fund, the strategy states that the Fund purchases futures contracts on the S&P 500 Index, and included as a risk is Options and Futures risk.

For example, for the Composite Fund, the strategy states that the fixed income portion of the Fund is invested in investment-grade debt securities, and Fixed Income risk is included in the risk section.

For example, for the Small Cap Value Fund, Small Cap Growth Fund and Mid-Cap Equity Index Funds state in the strategy that the Fund invests in companies with small market capitalizations.  Small-Cap risk is included in the risk section for those funds as companies with small market capitalization are subject to Small-Cap risk.  Those funds are all also subject to Liquidity risk, because when companies are smaller, have less shares outstanding and are less widely held, accordingly there is less trading volume.  The stocks trade in much smaller lots than large cap companies, so when a portfolio attempts to sell a relatively large block of shares at the current price this drives down the stock price of the small company.  Small-cap stocks are not considered illiquid per se, rather small-cap stocks are found to be less liquid relative to larger-cap stocks.

For example, for the International Fund the strategy states that the Fund invests in Exchange Traded Funds (“ETFs”) that follow the holdings in the EAFE Index, and therefore Liquidity risk is included in the risk section to disclose that foreign securities, derivatives or securities with substantial market and/or credit risk and securities that trade over-the-counter tend to have the greatest exposure to liquidity risk.

d.     Comment: Clarify the labels “bond fund risk” and “stock fund risk”.

Combine the “bond risk” and “fixed income risk”.

The Composite Fund strategy suggests different subadvisers manage different asset portions.  Clarify the strategy summary to address this strategy.

Provide risks to correspond to the Composite Fund strategies.

Response: “Bond Fund risk” has been revised to “Bond risk” and “Stock Fund risk” has been revised to “Stock risk”.

“Bond risk” has been combined into “Fixed Income risk”.

The Composite Fund strategy summary has been clarified.  The strategy describes two asset portions in the Fund.  The equity portion of the Fund is invested in stocks in the S&P 500 Index that are selected by the Adviser.  The S&P 500 Index is comprised of large cap stocks and therefore the equity portion of assets of the Fund is managed by the subadviser that specializes in large cap equity.  The fixed income portion of the Fund is invested in investment-grade debt securities, including mortgage-backed securities.  The fixed income segment and mortgage-backed securities segment of the fixed income portion is managed by the fixed income and mortgage-backed securities subadvisers, respectively.  The assets are allocated across each portion based on the Adviser’s view of current economic and market conditions.

The Composite Fund has both an equity portion and fixed income portion of the Fund.  The risks are included in the risk section to correspond to both portions, including Company risk, Market risk, Large Cap risk, Mid-Cap risk and Stock risk for the equity portion and Mortgage risk, Fixed Income risk and Foreign Investment risk for the fixed income portion.

8.     Risk

a.     Comment: The principal investment risk section should correspond to the principal investment strategies section.

For example, funds that contain an index strategy should have an index risk.

Reconcile the inclusion of both Large Cap risk and Small and Mid-Cap risk for funds that invest in the S&P 500 Index which contains large cap companies.

Reconcile the fact that the Small Cap Value and Small Cap Growth Funds both have principal investment strategies to invest in small cap stocks, yet both contain Small and Mid-Cap risk.

Response: All principal investment risks correspond to the principal investment strategies for each Fund.

The Equity Index, All America, Mid-Cap Equity Index, Composite and International Funds all contain index strategies and now contain a corresponding Index risk in each Fund’s risk section.

The Small and Mid-Cap risk is now separated into Small-Cap risk and Mid-Cap risk.  The S&P 500 Index contains both large cap companies and mid-cap companies; therefore Large Cap and Mid-Cap risks are disclosed for Funds that invest in the S&P 500 Index.

The Small and Mid-Cap risk is now separated into Small-Cap risk and Mid-Cap risk.  Only Small-Cap risk is disclosed for the Small Cap Value and Small Cap Growth Funds and only Mid-Cap risk is disclosed for the Mid Cap Value Fund.  Both Small-Cap risk and Mid-Cap risk are disclosed for the Mid-Cap Equity Index Funds because the S&P MidCap Index contains both small and mid-cap companies.

b.     Comment: Item 4b disclosure should correspond to the principal risks in Item 9c disclosure.

Response: Item 4b requires disclosure of the principal investment risks of the Fund.  The disclosure should be based on the information given in response to Item 9c and should summarize the principal risks of investing in the Fund.  Item 9c requires disclosure of the principal risks of investing in the Fund.  The information disclosed in both Item 4b and Item 9c has been revised to comply with the disclosure requirements.

c.     Comment: The Small Cap Growth and Mid-Cap Value Funds contain a summary of the risk of small-cap companies within the principal investment strategy sections.

Reconcile that the strategy for the Mid-Cap Value Fund includes a strategy of investing in mid-cap companies and a summary of the risk of small-cap companies.

Response: The risk of small-cap companies was removed from the principal investment strategy sections of the Small Cap Growth and Mid-Cap Value Funds.  The information is disclosed within the principal investment risk section as Small-Cap risk.

The summary of the risk of small-cap companies was removed from the strategy section of the Mid-Cap Value Fund.  The Small-Cap risk was also removed from the risk section for the Mid-Cap Value Fund.

d.     Comment: Delete the disclosure in the risk section that states that an investment in the Fund is not insured or guaranteed by the FDIC, except with respect to the Money Market Fund.

Response: The disclosure regarding FDIC insured or guaranteed was removed, except with respect to the Money Market Fund.

e.     Comment: With respect to the Retirement Funds and Allocation Funds, the principal risk disclosure should state, based on composition, the overall principal risks in the aggregate of the underlying IC Funds that are the principal risks of the Funds.

Response: The Underlying Fund risks for the Retirement Funds and Allocation Funds have been revised to list the risks of the underlying funds in which the Retirement Funds and Allocation Funds invest in the aggregate.  Additionally, the principal risks of the Funds are identified.

f.      Comment: The principal risks added to the summary should correspond with the principal strategies and conversely.

Response: The principal risks and principal strategies sections were revised such that the principal risks correspond with the principal strategies and conversely.

9.     Performance

a.     Comment: For Funds with more than one year of performance information, include the disclosure regarding year to year changes in performance, per Form N-1A.

In the preamble to the performance section, state that the following bar chart and table give indication of risk of investment by showing changes in yearly performance.  Include this disclosure for all funds.

Response: The following disclosure regarding year to year changes in performance is included for Funds with more than one year of performance information: “The table below shows the average annual total returns of the Fund for the past one, five and ten years, and since inception. The table indicates some of the risks of investing in the Fund by comparing the Fund’s returns for those periods to those of a broad-based, unmanaged index.”

The preamble to the performance section includes the following disclosure regarding the bar chart and table: “A fund’s past performance does not necessarily indicate how it will perform in the future.”

b.     Comment: Use parenthesis to indicate a negative in the bar chart instead of the minus sign in order to be consistent with the table that follows.

Response: The bar chart was revised to use parenthesis to indicate negative performance.

c.     Comment: For Funds with data for 5 years and 10 years, delete the “life of fund” column.  For Funds with less than 10 years since inception, retain the “life of fund” column and delete the 5 years and 10 years columns.

Response: The columns were revised to that Funds with data for 5 year and 10 years do not include data for the “life of fund” and Funds with data for less than 10 years have data for “life of fund” and no longer have columns for 5 year and 10 year data.

d.     Comment: Delete the footnote to the table and the note to the table as the explanation of indices is unnecessary.  Note the inception date within the table.  The footnote with the explanation of indices may be retained for the Retirement and Allocation Funds as those funds contain more than one index.

Response: The footnote and note to the table explaining the indices have been deleted for Funds compared to one index and retained for the funds compared to more than one index.  The inception date is no longer a footnote but is now noted within the table.

e.     Comment: Insert a parenthetical in the table beneath the index to reflect that there is no deduction in fees.

Response: A parenthetical regarding no deduction in fees was inserted beneath the index within the table as follows: “(reflects no deduction for charges against the assets of the Separate Accounts that purchase Fund shares)”.

10.   Portfolio Manager

Comment: Define the term “Adviser” within the Portfolio Manager section.

Response: The term “Adviser” is defined within the summary of each Fund prior to the Portfolio Manager section and therefore has not been defined in the Portfolio Manager section.

11.   Item 6-8 Disclosure

a.     Comment: Revise the tax disclosure to refer each investor that more advice or information can be obtained in the prospectus for variable contract or variable policy.

Response: The following disclosure has been included in the Tax Information section: “The Funds sell their shares to the Separate Accounts and do not offer them for sale to the general public.  Since the only shareholders of the Funds are the Separate Accounts and each investor receives a Separate Account prospectus, no discussion is included as to the federal income tax consequences at the shareholder level.  For information concerning the federal tax consequences to purchases of the Separate Accounts, see the Separate Account prospectus.”

b.     Comment: Include the Financial Intermediary section relating to payments to brokers or intermediaries in Item 8 of the instructions that was omitted from all summaries.

Response: The Item 8 Financial Intermediary disclosure was omitted because neither the Fund nor any related company pays a financial intermediary for sales of fund shares or related services. The omission complies with the rule that states: “A Fund may omit the statement if neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.”  We respectfully submit that the omission is proper in this case.

c.     Comment: Move the reference to the page number where Items 6-8 can be found to the last summary prospectus.

Response: The reference to the page number to find disclosure for Item 6-7 was moved to the last summary prospectus.  Item 8 is not applicable to the Funds as explained above.

12.   Principal Investment Strategies and Principal Risk Disclosure per Item 9

a.     Comment: Identify principal strategies and disclose principal strategies prior to any non-principal strategies.

Response: The principal strategy sections were revised such that all principal strategies are disclosed prior to non-principal strategies, if any.

b.     Comment: Provide a fuller discussion of principal risks, disclosing principal risks prior to non-principal risks.

Response: The principal risks sections were revised to include a fuller discussion, and all principal risks are disclosed prior to non-principal risks, if any.

We appreciate the opportunity to respond to your comments.  If you have further comments or questions regarding this filing, please contact me at (212) 224-1840 or Thomas Martin at (212) 224-1562.  For your convenience, a marked copy of the document containing the above changes is being sent to you via email to your SEC email address.

Sincerely,

/s/ Amy Latkin
Amy Latkin